Exhibit 99.1

Titan Medical Receives Final Milestone Payment and Retires Senior Secured Loan From Medtronic

TORONTO--(BUSINESS WIRE)--January 26, 2022--Titan Medical Inc. (Nasdaq: TMDI; TSX: TMD), a medical technology company focused on the design and development of innovative surgical technologies for robotic single access surgery, announced today that it has received payment from Medtronic plc after successfully achieving the final milestone under the development and license agreement announced on January 4, 2022. In addition, the senior secured loan from Medtronic has been retired.

Titan received a net payment from Medtronic of $8.3 million. The payment is comprised of a $10.0 million milestone payment related to achieving the final milestone and a $0.6 million payment related to certain legal, transaction and intellectual property costs. A portion of the gross amount of $10.6 million was used to retire the $2.3 million senior secured loan with Medtronic to get to the net payment. The senior secured loan retirement included the original note of $1.5 million plus $0.6 million in legal, transaction and intellectual property costs and $0.2 million in interest.

On June 4, 2020, Titan announced it had entered into a license agreement as well as a development and license agreement with Medtronic to advance certain robotic-assisted surgical technologies for use by both Titan and Medtronic. As a result of this development activity, Titan has filed several new patent applications for which it retains world-wide rights to independently commercialize the technologies for use with its own Enos™ robotic single access surgical system. Additionally, the company was able to further attract and develop its team in Chapel Hill, North Carolina to further expand its knowledge base in robotic assisted surgery. The collaboration with Medtronic was possible without impact to the timeline for the development of the Enos system. The previously announced delay in the timeline of the Enos system are due, in part, to an uncertain and evolving regulatory pathway; certain resource gaps, particularly in the transfer to manufacturing and regulatory capability; and uncertainty and challenges relating to manufacturing (which may be offset with the engagement of an OEM manufacturer as announced on January 11, 2022). Additional details of the agreements with Medtronic may be viewed at www.sedar.com and at www.sec.gov.

About Titan Medical

Titan Medical Inc. (Nasdaq: TMDI; TSX: TMD), a medical technology company headquartered in Toronto, Ontario and with R&D facilities in Chapel Hill, North Carolina, is focused on enhancing robotic assisted surgery using innovative technologies. The Enos™ robotic single access surgical system is being developed with an ergonomic focus to provide a surgical experience that imitates real-life movements that surgeons demand and includes multi-articulating instruments designed to allow surgeons an increased range of motion in a confined space, with dexterity and the ability to exert the forces necessary to complete common surgical tasks. With the Enos system, Titan intends to initially pursue gynecologic surgical indications. Certain of Titan’s robotic assisted surgical technologies and related intellectual property have been licensed to Medtronic plc, while retaining world-wide rights to commercialize the technologies for use with the Enos system.

Enos™ is a trademark of Titan Medical Inc.

For more information, visit www.titanmedicalinc.com.

Titan Medical Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws, which reflect the current expectations of management of the company’s future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements are frequently, but not always, identified by words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions, although these words may not be present in all forward-looking statements. Forward-looking statements that appear in this release may include, without limitation, references to: the company’s focus on the design and development of surgical technologies for robotic single access surgery; the company’s belief that the uncertainty and challenges relating to manufacturing may be offset with the engagement of an OEM manufacturer; the company’s intention to initially pursue gynecologic surgical indications with the Enos system; and the license of certain of Titan’s robotic assisted surgical technologies and related intellectual property to Medtronic plc, while retaining world-wide rights to commercialize the technologies for use with the Enos system. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the company’s Annual Information Form and Form 40-F for the fiscal year ended December 31, 2020, as well as the assumptions discussed under the section titled “Development Plan” of the company’s Management’s Discussion & Analysis (MD&A) for the fiscal period ended September 30, 2021 (which may be viewed at www.sedar.com and at www.sec.gov). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements. Except as required by law, the company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Contacts

Kristen Galfetti
Vice President, Investor Relations
& Corporate Communications
+1-781-869-2553
investors@titanmedicalinc.com